Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT ELBIT MEDICAL TECHNOLOGIES REPAYED ITS
DEBT TO ELBIT IMAGING IN THE TOTAL AMOUNT OF APPROXIMATELY USD 43.7 MILLION

Tel Aviv, Israel, March 9, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today further to its press release dated February 19, 2018, that following the successful completion of the public offering of Elbit Medical Technologies Ltd. (“Elbit Medical”) new Series of notes (“the Notes”), Elbit Medical received the proceeds from the said public offering (in the total amount of NIS180 million (approximately USD52 million) and transferred approximately NIS151 million (approximately USD43.7 million) to the Company as an early repayment on account of its debt to the Company.

The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS2 million (approximately USD 580 thousand) will be converted to approximately NIS2 million par value Notes.

The Notes are repayable (in full) on March 1, 2022 and bear annual interest of 5% in the first two years and annual interest of 10% in the following two years. The Notes are secured by a lien on a portion of Elbit Medical’s holdings in Insightec Ltd. and Gamida Cell Ltd. and are convertible into ordinary shares of Elbit Medical for a conversion price of NIS1.47 per share (approximately USD 0.42).

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Ltd.’s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) development of shopping and entertainment centers in emerging markets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com